

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 23, 2017

Richard J. Brezski
Chief Financial Officer
InterDigital, Inc.
200 Bellevue Parkway, Suite 300,
Wilmington, DE 19809-3727

    Re: **InterDigital, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2016
       Filed February 23, 2017
       File No. 1-33579

Dear Mr. Brezski:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Carlos Pacho

        Carlos Pacho
        Senior Assistant Chief Accountant
        AD Office 11 – Telecommunications